Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-251044

Relating to the

Preliminary Prospectus

Dated December 2, 2020

PRICING TERM SHEET

December 2, 2020

Progenity, Inc.

Offering of

7,645,259 shares of Common Stock

December 2, 2020

The information in this pricing term sheet supplements Progenity, Inc.’s preliminary prospectus, dated December 2, 2020 (the “Preliminary Prospectus”), relating to an offering of common stock (the “Common Stock Offering”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus. As used in this pricing term sheet, “we,” “our” and “us” refer to Progenity, Inc. and not to its subsidiaries.

Issuer	Progenity, Inc.

Securities Offered	7,645,259 (or, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares, 8,792,047) shares of common stock, $0.001 par value per share, of Progenity, Inc. (the “Common Stock”).

Ticker / Exchange for Common Stock	PROG / Nasdaq Global Market (“Nasdaq”).

Last Reported Sale Price per Share of Common Stock on Nasdaq on December 2, 2020	$3.285.

Public Offering Price per Share of Common Stock	$3.27.

Underwriting Discount	$0.1962 per share of Common Stock (other than with respect to shares purchased by the Affiliated Investors, for which it is $0.07267 per share of Common Stock), and $989,999.89 in the aggregate (or $1,214,999.69 in the aggregate, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares of Common Stock).

Trade Date	December 3, 2020.

Settlement Date	December 7, 2020.

Investment by Our Chief Executive Officer and Entities Affiliated with Athyrium	Certain entities affiliated with Athyrium Capital Management, LP (“Athyrium” and, together with such entities, the “Affiliated Investors”), one of our affiliates, have agreed to purchase 4,128,440 shares of Common Stock in the Common Stock Offering on the same terms as the other purchasers in the Common Stock Offering. Dr. Harry Stylli, our Chief Executive Officer and Chairman of our board of directors, has agreed to purchase 152,905 shares of Common Stock in the Common Stock Offering on the same terms as the other purchasers in the Common Stock Offering.

Concurrent Offering	On December 2, 2020, we announced the pricing of our previously announced private offering (the “Concurrent Offering”) of $75,000,000 aggregate principal amount of 7.25% senior notes due 2025 (the “Notes”). The issuance and sale of the Notes are scheduled to settle on December 7, 2020, subject to customary closing conditions. We granted the initial purchaser of the Concurrent Offering an option to purchase, for settlement within a period of 13 days from, and including, the date the Notes are first issued, up to an additional $15,000,000 principal amount of Notes.

The Notes will accrue interest at a rate of 7.25% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2021. The initial conversion rate of the Notes is 278.0094 shares of Common Stock per $1,000 principal amount of Notes, which represents an initial conversion price of approximately $3.60 per share of Common Stock. The conversion rate and conversion price will be subject to adjustment upon the occurrence of certain events.

We estimate that the net proceeds to us from the Concurrent Offering, if it is consummated, will be approximately $70.8 million (or approximately $85.0 million if the initial purchaser of the Concurrent Offering fully exercises its option to purchase additional Notes), after deducting the initial purchaser’s discounts and commissions and our estimated offering expenses.

The Affiliated Investors have agreed to acquire $103.5 million aggregate principal amount of Notes. We refer to the Notes that the Affiliated Investors purchase or acquire as the “Affiliate Notes.” The Affiliated Investors have agreed to purchase $25.0 million principal amount of Affiliate Notes for cash in the Concurrent Offering and have also agreed, pursuant to a separate exchange agreement, to acquire an additional $78.5 million principal amount of Affiliate Notes in exchange for the discharge of amounts outstanding under our credit and security agreement with a fund managed by Athyrium. We will not receive any cash proceeds from the issuance of Affiliate Notes pursuant to the exchange agreement.

The completion of the Common Stock Offering is not contingent on the completion of the Concurrent Offering, and the completion of the Concurrent Offering is not contingent on the completion of the Common Stock Offering. Accordingly, you should not assume that the Concurrent Offering will be consummated.

The Concurrent Offering is being made pursuant to a confidential offering memorandum only to qualified institutional buyers (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) in transactions that are exempt from the registration and prospectus-delivery requirements of the Securities Act. This pricing term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any securities being offered in the Concurrent Offering. See “The Concurrent Offering” in the Preliminary Prospectus.

Beneficial Ownership of Our Directors and Executive Officers and the Affiliated Investors	Immediately after giving effect to the Common Stock Offering and Dr. Harry Stylli’s purchase of 152,905 shares of Common Stock in the Common Stock Offering, Dr. Harry Stylli, our Chief Executive Officer and Chairman of our board of directors, will beneficially own approximately 27% of the Common Stock and our current directors and executive officers, together with their affiliates, will beneficially own, in the aggregate, approximately 77% of the Common Stock.

Immediately after giving effect to the Common Stock Offering and, if it is consummated, the Concurrent Offering, and the Affiliated Investors’ purchase of Common Stock in the Common Stock Offering and acquisition of Affiliate Notes as described above, the Affiliated Investors will (i) own approximately 50% of the outstanding Common Stock; (ii) beneficially own approximately 67% of the Common Stock, including shares of Common Stock issuable upon conversion of the Affiliate Notes at the initial conversion rate of the Notes; and (iii) beneficially own approximately 68% of the Common Stock, including shares of Common Stock issuable upon conversion of the Affiliate Notes at the initial maximum conversion rate of the Notes.

The information above is based on 47,000,670 shares of Common Stock outstanding as of December 2, 2020 and information provided to us by the Affiliated Investors and our directors and executive officers, and assumes no exercise by the underwriters of the Common Stock Offering of their option to purchase additional shares of Common Stock.

Use of Proceeds	We estimate that the net proceeds to us from the Common Stock Offering will be approximately $23.9 million (or approximately $27.4 million if the underwriters of the Common Stock Offering fully exercise their option to purchase additional Common Stock), after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use the combined net proceeds from the Common Stock Offering and, if it is consummated, the Concurrent Offering as follows:

• approximately $45.8 million to support our operations;

• approximately $29.2 million to invest in our molecular testing research and development program;

• approximately $19.2 million to invest in research and development with respect to our precision medicine platform; and • the remainder for working capital and general corporate purposes.

Based on our current business plans, we believe that the net proceeds from the Common Stock Offering and the Concurrent Offering allocated to research and development, together with our existing cash and cash equivalents, will be sufficient to fund the development of our molecular testing programs and our precision medicine platform into the fourth quarter of 2021. Such amount will not be sufficient for us to fund our precision medicine platform pipeline through regulatory approval and commercialization, and we will need to raise substantial additional capital in order to do so. To obtain the capital necessary to fund our precision medicine platform pipeline through regulatory approval and commercialization, we may need to enter into additional public or private equity offerings, debt financings or collaborations and licensing arrangements or seek out other capital sources.

See “Use of Proceeds” in the Preliminary Prospectus.

Joint Book-Running Managers	Piper Sandler & Co.
Wells Fargo Securities, LLC

Lead Manager	BTIG, LLC

CUSIP Number for the Common Stock	74319F107.

We have filed a registration statement, including the Preliminary Prospectus, with the SEC for the Common Stock Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and the Common Stock Offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus (or, when available, the final prospectus) upon request to: Piper Sandler & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, Minnesota 55402, or by telephone at (800) 747-3924, or by email at prospectus@psc.com; or Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 500 West 33rd Street, New York, New York, 10001, or by telephone at (800) 326-5897 or by email at cmclientsupport@wellsfargo.com.

The information in this pricing term sheet is not a complete description of the Common Stock. You should rely only on the information contained in the Preliminary Prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Common Stock.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.